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418UW

11022057

UNITED STATES
SECURITIES AND EXCHANGE COM.
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 31 2011
WASH. D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~005940~~ 16655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING FEBRUARY 1, 2010 AND ENDING JANUARY 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RUSHMORE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SUMMIT AVENUE
(No. and Street)

MONTVALE, NJ 07645
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HARRY LEFKOWITZ (201) 476-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

KW 4/22

OATH OR AFFIRMATION

I, HARRY LEFKOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RUSHMORE CAPITAL, INC., as of January 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title PRESIDENT

Notary Public

MARK SHEFTS
Notary Public of New Jersey
ID # 58321
Commission Expires Jan. 7, 2012

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Rushmore Capital, Inc.

We have audited the accompanying statement of financial condition of Rushmore Capital, Inc. as of January 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rushmore Capital, Inc. as of January 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 30, 2011

RUSHMORE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2011

ASSETS

Cash and cash equivalents		$ 153,247
Clearing broker receivables		54,363
Other assets		24,742
Property and equipment, net		2,896
Total Assets		$ 235,248

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 38,563
Total Liabilities		38,563
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, no par value, authorized 1,000 shares, issued 300 shares	$ 30,295	
Additional paid-in capital	158,825	
Retained earnings	33,865	
	222,985	
Less: Cost of treasury stock (50 shares)	(26,300)	
Total Stockholders' Equity		196,685
Total Liabilities and Stockholders' Equity		$ 235,248

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 2011

REVENUES:		
Commission income		$ 370,481
Trading gains - net		5,418
Interest		9,982
Other income		418
Total Revenues		386,299
EXPENSES:		
Officers' compensation	$ 46,000	
Employee compensation and benefits	190,082	
Regulatory fees and expenses	27,835	
Clearing charges	11,344	
Communication and data processing	68,585	
Occupancy costs	8,418	
Other expenses	63,962	
Total Expenses		416,226
NET LOSS		$(29,927)

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances - February 1, 2010	$ 30,295	$ 158,825	$ 63,792	$(26,300)	$ 226,612
Net loss	-	-	(29,927)	-	(29,927)
Balances - January 31, 2011	$ 30,295	$ 158,825	$ 33,865	$(26,300)	$ 196,685

The accompanying notes are an integral part of the financial statements.

RUSHMORE CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2011

Cash Flows from Operating Activities:	
Net loss	$(29,927)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,959
Changes in Operating Assets and Liabilities:	
Clearing broker receivables	33,239
Other assets	(3,309)
Accounts payable and accrued expenses	18,876
Net Cash Provided by Operating Activities	22,838
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	-
Increase in Cash and Cash Equivalents	22,838
Cash and Cash Equivalents - Beginning of Year	130,409
Cash and Cash Equivalents - End of Year	$ 153,247
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 2,694
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Rushmore Capital, Inc., (the "Company) is a brokerage firm engaged primarily in retail activities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 105, "Generally Accepted Accounting Principles" ("ASC 105"). On July 1, 2009, the FASB completed ASC 105 as the single source of authoritative U.S. generally accepted accounting principles ("GAAP"), superseding all then-existing authoritative accounting and reporting standards, except for rules and interpretive releases for the SEC under authority of federal securities laws, which are sources of authoritative GAAP for Securities and Exchange Commission registrants. ASC 105 reorganizes the authoritative literature comprising U.S. GAAP into a topical format that eliminates the current GAAP hierarchy. ASC 105 is not intended to change U.S. GAAP and will have no impact on the Company's consolidated financial position, results of operations or cash flows. However, since it completely supersedes existing standards, it will affect the way the Company references authoritative accounting pronouncements in its financial statements and other disclosure documents.

Revenue Recognition

The Company records firm trading transactions and client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at fair value and are recorded in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* They represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transaction result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line methods over the estimated useful lives of the related assets, which approximates 3 and 5 years.

Income Taxes

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

The Company has adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties.

Concentration of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 2 - Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the assets or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of January 31, 2011.

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 153,247	$ -	$ -	$ 153,247
Clearing broker deposit receivable - cash and cash equivalents	54,363	-	-	54,363
Totals	$ 207,610	$ -	$ -	$ 207,610
Liabilities	$ 38,563	$ -	$ -	$ 38,563
Totals	$ 38,563	$ -	$ -	$ 38,563

NOTE 3 - Clearing Broker Receivables

Clearing broker receivables consists of the following:

Receivable from clearing broker – commissions	$ 25,527
Clearing broker deposit receivable	28,836
	$ 54,363

NOTE 4 - Property and Equipment

Property and equipment is summarized as follows:

Office Equipment	$ 13,009
	13,009
Less: Accumulated Depreciation	10,113
	$ 2,896

Depreciation expense was $3,959 for the year ended January 31, 2011.

NOTE 5 - Regulatory Requirements

The Company's capital ratio was 23.3%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $100,000. The net capital as computed was $165,207, leaving an excess over requirements of $65,207.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At January 31, 2011, the Company believes that its exposure to such credit risk is immaterial.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk (Continued)

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 7 - Income Taxes

At January 31, 2011, the Company had available contribution carryforwards of approximately $24,000, which may be applied against future taxable income, if any, through January 31, 2013 and net operating loss carryforwards of approximately $26,000, which may be applied against future taxable income, if any, through January 31, 2030. Certain significant changes in ownership of the Company may restrict the future utilization of these tax loss carryforwards.

At January 31, 2011, the Company had a deferred tax asset of approximately $20,000 representing the benefit of its contribution and net operating loss carryforwards. The Company has not recognized the tax benefit because realization of the tax benefit is uncertain and thus a valuation allowance has been fully provided against the deferred tax asset.

NOTE 8 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. The Company made no matching contributions during the year ended January 31, 2011.

NOTE 9 - Related Party Transactions

The Company reimburses an affiliate for certain expenses paid by that affiliate, including salaries and rent. These expenses amounted to $51,833 for the year ended January 31, 2011.

Included in accounts payable and accrued expenses is $27,833 due to the affiliate.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

RUSHMORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JANUARY 31, 2011

CREDIT ITEMS:		
Total Stockholders' Equity		$ 196,685
DEBIT ITEMS:		
Property and equipment, net	$ 2,896	
Other assets	24,742	27,638
Net Capital Before Haircuts		169,047
Haircuts		3,840
Net Capital		165,207
Less: Minimum Net Capital Requirement		100,000
Remainder: Net capital in excess of all requirements		$ 65,207

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 38,563	
Divided by: Net Capital	$165,207 =	23.3%

Net Capital Requirement:

Greater of:	
Minimum net capital required (6.67% of $38,563)	$ 2,572
Minimum dollar net capital requirement	$ 100,000

SCHEDULE 2.

RUSHMORE CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
JANUARY 31, 2011

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 193,521
Decrease in accounts payable and accrued expenses	28,314
Net Capital - per report pursuant to Rule 17a-5(d)	$ 165,207

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

To the Board of Directors and Stockholder
Rushmore Capital, Inc.

In planning and performing our audit of the financial statements of Rushmore Capital, Inc. ("the Company") as of and for the year ended January 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Rushmore Capital, Inc.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 30, 2011

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Rushmore Capital, Inc.
160 Summit Avenue
Montvale, New Jersey 07645

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2011, which were agreed to by Rushmore Capital, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended January 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
March 30, 2011

RUSHMORE CAPITAL, INC.
SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JANUARY 31, 2011
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

Total Revenue	$ 386,299
Less:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	18,644
Total Deductions	18,644
SIPC Net Operating Revenue	$ 367,655
General Assessment at .0025	$ 919
Less:	
Payment made with SIPC-6, August 24, 2010	629
Payment made with SIPC-7, February 16, 2011	$ 290